UBS SECURITIES LLC

BARCLAYS CAPITAL INC.

As representatives of the several Underwriters

c/o UBS Securities LLC

299 Park Avenue

New York, New York 10171-0026

c/o Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10171-0026

August 7, 2013

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Max Webb

Re:	Request for Effectiveness for Norwegian Cruise Line Holdings Ltd.

Registration Statement on Form S-1 (File No. 333-190258)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Norwegian Cruise Line Holdings Ltd. (the “Company”) that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Washington, D.C. time, on Thursday, August 8, 2013, or as soon thereafter as possible.

Pursuant to Rule 460 of the Act, we wish to advise you that the distribution of the Company’s preliminary prospectus relating to the proposed secondary offering of the Company’s ordinary shares commenced on August 7, 2013. Approximately 1,650 copies of the preliminary prospectuses were distributed to prospective underwriters, institutional investors, dealers and others. The preliminary prospectus has been available on the Securities and Exchange Commission’s website since August 7, 2013.

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours, UBS SECURITIES LLC BARCLAYS CAPITAL INC. as representatives of the several Underwriters

By:	UBS SECURITIES LLC

By:	/s/ Justin Smolkin
	Name:	Justin Smolkin
	Title:	Executive Director

By:	/s/ Rakhee Bhagat
	Name:	Rakhee Bhagat
	Title:	Director

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request]